Exhibit 99.1

SOLAI Limited Receives Delisting Notice from the New York Stock Exchange

AKRON, Ohio, July 21, 2026 /PRNewswire/ – SOLAI Limited (NYSE: SLAI) (“SOLAI” or the “Company”) (previously known as “BIT Mining Limited”), a technology-driven personal AI and digital infrastructure provider, today announced that on July 16, 2026, it received a written notice from the New York Stock Exchange (“NYSE”), indicating that the staff of NYSE Regulation has determined to commence proceedings to delist the American Depositary Shares of the Company (the “ADSs”), each representing seven hundred Class A ordinary shares of the Company. Trading in the Company’s ADSs was suspended on the NYSE on July 16, 2026.

NYSE Regulation reached its decision to delist the Company’s ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE will apply to the Securities and Exchange Commission to delist the Company’s ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation’s decision.

“We are carefully evaluating the Company’s available options, including seeking a review of the NYSE’s determination,” said Mr. Man San Vincent Law, Chairman of the Board of the Company. “The Company remains committed to maintaining transparent communication with our shareholders as we evaluate the appropriate next steps. Our business operations continue as usual, and our management team remains focused on executing our strategic priorities.”

The Company expects that the ADSs or the underlying Class A ordinary shares will be eligible to be quoted on an appropriate tier of the OTC Markets. To the extent the ADSs or the underlying Class A ordinary shares are quoted on the OTC Markets, the Company expects that such markets may provide less liquidity than the NYSE.

This transition to the OTC Markets will not affect the Company’s business operations or its U.S. Securities and Exchange Commission reporting obligations.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current beliefs and expectations, as well as current market and operating conditions. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. A number of factors could cause actual results, performance or achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com